Exhibit 99.20

CONSENT OF EXPERT

In connection with the Annual Report on Form 40-F of Yamana Gold Inc. (“Yamana”) for the year ended December 31, 2012 (the “Form 40-F”), I, Guillermo Bagioli Arce, MAusIMM, Registered Member of the Chilean Mining Commission, of Metalica Consultores S.A., hereby consent to the use of my name in connection with the reference to the mineral reserve estimates for the Gualcamayo Project (for QDD Lower), the Pilar Project (for Jordino) and the Jeronimo Project as at December 31, 2012 (the “Estimates”) and the report entitled “Technical Report for Gualcamayo Project, San Juan, Argentina, Report for NI 43-101 pursuant to National Instrument 43-101 of the Canadian Securities Administrators” dated March 25, 2011 (the “Report”) and to the inclusion of references to and summaries of the Estimates and the Report (collectively, the “Incorporated Information”) in the Annual Information Form filed as an exhibit to the Form 40-F.
I do also hereby consent to the use of my name and the incorporation by reference of the Incorporated Information in Yamana's Registration Statement on Form F-10 (File No. 333-173707) and Registration Statements on Form S-8 (File Nos. 333-148048; 333-145300; 333-159047).

METALICA CONSULTORES S.A.

By:	/s/ Guillermo Bagioli Arce
Name:	Guillermo Bagioli Arce
Title:	MAusIMM, Registered Member of the Chilean Mining Commission

March 28, 2013